Nicholas High Income Fund
NSAR-B 12/31/07
Exhibit 77J

At December 31, 2007, reclassifications were recorded to decresase accumulated net realized loss on investments by $4,045,101 and decrease paid in capital by $4,045,101. This adjustment is attrubutable to the expiration of capital loss carryforwards.